# Application for Registration of Security-based Swap Dealers and Major Security- based Swap Participants that are Registered or Registering with the Commodity Futures Trading Commission as a Swap Dealer or Major Swap Participant

## Supplemental Submission – November 2022

| Page | Form | Section | Item |
|------|------|---------|------|
| 2 | **Schedule B of Form SBSE-A** | **II** | **13A** |
| 3 | **Schedule B of Form SBSE-A** | **II** | **13B** |
| 8 | **Schedule B of Form SBSE-A** | **II** | **13B** |
| 9 | **Schedule B of Form SBSE-A** | **II** | **13B** |
| 10 | **Schedule B of Form SBSE-A** | **II** | **Registration With Foreign Financial Regulatory Authorities** |

**SOCIETE GENERALE**

| Schedule B of FORM SBSE-A | | | | |
|---|---|---|---|---|
| **Section II - Item 13A** | | *Record Maintenance Arrangements* | | |
| **Organization Name** | **UIC** | **Business Address** | **Effective Date** | **Briefly describe the nature of the arrangement with respect to books or records** |
| Microsoft Ireland Operations Limited | 549300WCLFVEBTBNRF76 | One Microsoft Place, South County Business Park, Leopardstown Dublin, Ireland 18 D18 P521 | 01/03/2021 | Microsoft Azure is used in Europe and Asia as an e-communications repository. |
| I.P.C. Systems, Inc. | 549300TGOKQLVVAO4O85 | Harborside Financial Ctr 3 2nd St Plz 10 Fl 15, Jersey City, NJ, 07311 | 08/05/2020 | I.P.C. Systems Inc. is used for audio recording storage in the United States. |
| Iron Mountain Inc. | SQL3F6CKNNBM3SQGHX24 | 1 Federal Street, Boston, MA, 02110 | 03/01/2020 | Iron Mountain Inc. is used in and outside the United States for hard copy storage. |
| Services Capital LLC (Ubistor) | n/a | 1111 Plaza Drive, Schaumberg, IL, 60173 | 10/01/2019 | Services Capital LLC (Ubistor) is used for electronic records back-up storage in the United States. |
| Global Relay Communications Inc. | 549300HJFLJ92KTC1M15 | 220 Cambie Street, 2nd Floor, Vancouver, B.C., Canada V6B 2M9 | 3/27/2013 | Global Relay Communications Inc. is used in and outside the United States as an e-communication repository. |
| R4 Services LLC | n/a | 1301 W. 35th Street, Chicago, IL, 60609 | 2/21/2006 | R4 Services LLC is used for hard copy storage in the United States. |
| Vanguard Archives, Inc. | n/a | 3900 S. Michigan Ave., Chic******ago IL, 60653 | 11/24/2004 | Vanguard Archives Inc. is used for hard copy storage in the United States. |

**SOCIETE GENERALE**

| Schedule B of FORM SBSE-A | | | | |
|---|---|---|---|---|
| **Section II - Item 13B** | | **Business Arrangements: List of Brokers/Execution platforms or venues including swap execution facilities used by SG SA** | | |
| **Organization Name** | **UIC** | **Business Address** | **Effective Date (MM DD YYYY)** | **Brief description of the nature of the execution, trading, custody, clearing or settlement arrangement** |
| AHORRO CORPORACION FINANCIERA S.V S.A. | 95980020140005375141 | Calle Ruiz de Alarcón 7 Madrid Spain 28014 | 5/25/2011 | SG SA utilises this entity for execution- related services. |
| ARIAN FINANCIAL LLP | 21380097QNN7QGLDSR92 | 12 Appold Street London United Kingdom EC2A 2AW | 03/11/2011 | SG SA utilises this entity for execution related-services. |
| BAY CREST PARTNERS LLC | 549300CTRRO8C3BU3H64 | 40 Wall Street, The Trump Building, 42nd Floor New York USA 10005 | 6/16/2014 | SG SA utilises this entity for execution related-services. |
| BGC BROKERS L.P. | ZWNFQ48RUL8VJZ2AIC12 | 5 Churchill Place London United Kingdom E14 5HU | 01/10/2014 | SG SA utilises this entity for execution related-services. |
| BGC DERIVATIVE MARKETS, L.P. | 549300RKB6B4M8CD2W04 | 110 E 59th St, New York, NY 10022-1304 | 12/29/2016 | SG SA utilises this entity for execution related-services. |
| BGC FINANCIAL LP | 549300NP4MIDUNET0550 | Seaport Plaza, 100 Water Street, 19th floor New York USA 10038 | 12/01/2009 | SG SA utilises this entity for execution related-services. |
| BGC INTERNATIONAL | 549300B6Q534WULQZF41 | 5 Churchill Place, Canary Wharf London United Kingdom E14 5RD | 01/05/1989 | SG SA utilises this entity for execution related-services. |
| BLOOMBERG SEF LLC | 5493003IUYOH354SNS58 | 731 Lexington Avenue New York USA 10022 | 10/25/2013 | SG SA utilises this entity for execution related-services. |
| BLOOMBERG TRADING FACILITY B.V. | 254900QBKK4WBSO3GE51 | Gebouw Byzantium, Stadhouderskade 14G, 1054 ES Amsterdam | 12/04/2010 | SG SA utilises this entity for execution related-services. |

| BLOOMBERG TRADING FACILITY LIMITED | 549300ROEJDDAXM6LU05 | 3 Queen Victoria Street London United Kingdom EC4N 4TQ | 12/04/2010 | SG SA utilises this entity for execution related-services. |
|---|---|---|---|---|
| BROKERTEC AMERICAS LLC | 213800U91OWU6L9YIT33 | 300 Vesey Street, 2nd Floor, New York, NY 10282 | 6/16/2016 | SG SA utilises this entity for execution related-services. |
| CREDITEX LLC | 549300MTPNQ2UHMICT12 | 875 Third Ave, 29th FLOOR New York NY, USA 10022 | 03/07/2011 | SG SA utilises this entity for execution related-services. |
| CREDITEX SECURITIES CORPORATION AC BROKER (CSCA) | 549300OUQA5TQ2JW3I71 | 55 E 52nd St, New York, NY 10055-0005 | 11/16/2012 | SG SA utilises this entity for execution related-services. |
| FGC SECURITIES LLC | 549300QLWOQ3E4L0F403 | 11 Broadway, Suite 615 New York USA 10004 | 02/01/2015 | SG SA utilises this entity for execution related-services. |
| FORTE SECURITIES LIMITED | 213800TE1VETDDTPKN12 | 30 Great Pulteney Street London United Kingdom W1F 9NN | 01/06/2014 | SG SA utilises this entity for execution related-services. |
| GFI (HK) SECURITIES LLC | 549300WQXPFT04455X50 | 55 Water Street, 10th Floor New York USA 10041 | 05/22/2015 | SG SA utilises this entity for execution related-services. |
| GFI BROKERS LTD | 5493007S6O0HR48ATX36 | Broadgate West 1 Snowden Street London United Kingdom EC2A 2DQ | 03/18/2013 | SG SA utilises this entity for execution related-services. |
| GFI SECURITIES LTD | GUNTJCA81C7IHNBGI392 | 1 Snowden Street London United Kingdom EC2A 2DQ | 12/21/2012 | SG SA utilises this entity for execution related-services. |
| GFI SWAPS EXCHANGE LLC | 549300U3YSKW7QY13Y70 | 55 Water Street, New York, NY 10041 | 11/14/2014 | SG SA utilises this entity for execution related-services. |
| ICAP CORPORATES LLC | 78E0W5ARMBFSS8K1Y274 | Harborside Financial Center, 1100 Plaza Five, 12th Floor Jersey City USA NJ 07311-4003 | 01/13/2015 | SG SA utilises this entity for execution related-services. |
| KEPLER CHEUVREUX | 9695005EOZG9X8IRJD84 | 116 Avenue Kleber Paris France 75016 | 08/01/2019 | SG SA utilises this entity for execution related-services. |
| KEPLER CHEUVREUX (SUISSE) SA | 549300WZUJONCM3K3B32 | Route de crassier 11 Genève Switzerland CH-1262 Eysins | 10/25/2006 | SG SA utilises this entity for execution related-services. |

| | | | | |
|---|---|---|---|---|
| KYTE BROKING LIMITED - WEMATCH LIVE | | 55 Baker Street London United Kingdom W1U 8EW | 12/04/2020 | SG SA utilises this entity for execution related-services. |
| KYTE BROKING LIMITED | 1ZU7M6R6N6PXYJ6V0C83 | 55 Baker Street London United Kingdom W1U 8EW | 03/01/2014 | SG SA utilises this entity for execution related-services. |
| LOUIS CAPITAL MARKETS UK LLP | 213800KL2QZT2GQMQQ34 | 4, 130 Wood Street London United Kingdom EC2V 6DL | 12/21/2012 | SG SA utilises this entity for execution related-services. |
| MARIANA UFP LLP | 213800YRA1J9QFBMU217 | 100 Cannon Street London United Kingdom EC4N 6EU | 4/15/2013 | SG SA utilises this entity for execution related-services. |
| MINT PARTNERS LIMITED A DIVISION OF BGC BROKERS LP | | 80 Canon Street London, 8th Floor London United Kingdom EC4N 6HL | 12/21/2012 | SG SA utilises this entity for execution related-services. |
| OTCEX LLC | 549300SFF7YEJGFVDC94 | 608 5th Avenue, Suite 602 New York USA 10020 | 09/25/2012 | SG SA utilises this entity for execution related-services. |
| OTCEX SA | 969500UN3VAQBT5IME82 | 608 5th Avenue, Suite 602 New York USA 10020 | 09/25/2012 | SG SA utilises this entity for execution related-services. |
| OTCX TRADING LIMITED | 21380098D55AZZWDP527 | 49 Queen Victoria Street London United Kingdom EC4N 4SA | 08/12/2016 | SG SA utilises this entity for execution related-services. |
| SQUARE GLOBAL LIMITED | 213800MR2O27473V4D51 | 175 Piccadily London United Kingdom W1J 9EN | 7/27/2015 | SG SA utilises this entity for execution related-services. |
| SUNRISE BROKERS LLP | 549300HFHGOLW672FG74 | 5 Churchill Place, Canary Wharf, London, United Kingdom E14 5RD | 06/01/2014 | SG SA utilises this entity for execution related-services. |
| TFS DERIVATIVES LLC | NQYP83DP6ON3POK1RQ25 | 15 St Botolph Street London United Kingdom EC3A 7QX | 01/01/2013 | SG SA utilises this entity for execution related-services. |
| TP ICAP GROUP SERVICES LTD | 549300IVVSB5MBTQRT37 | 135 Bishopsgate London United Kingdom EC2M 3TP | 09/02/1991 | SG SA utilises this entity for execution related-services. |
| TP ICAP MARKETS LIMITED | 213800NMEZS3MD2IUP33 | 135 Bishopsgate London United Kingdom EC2M 3TP | 5/13/1993 | SG SA utilises this entity for execution related-services. |



| TULLETT PREBON (DUBAI) LIMITED | 549300UC2KZTPVNJQC52 | Suite 107 & 108, Level 1 Gate Village Building 1, DIFC, PO BOX 506787, DUBAI, United Arab Emirates | 5/22/2014 | SG SA utilises this entity for execution related-services. |
|---|---|---|---|---|
| TULLETT PREBON (SECURITIES) LIMITED | 549300BMVW85YF9FGN67 | 25 Old Broad Street, Tower 42, Level 37 London United Kingdom EC2N 1HQ | 11/25/2013 | SG SA utilises this entity for execution related-services. |
| TULLETT PREBON FIN SERV LLC | 5493002MIGPVI71S2611 | 200 Vesey Street, 5th Floor, 24th Floor New York USA 10281 | 07/03/2007 | SG SA utilises this entity for execution related-services. |
| TRADEWEB EU B.V. | 724500D4BFEWKWVC1G62 | Strawinskylaan 4117 Amsterdam Netherlands 1077 ZX | 03/10/2012 | SG SA utilises this entity for execution related-services. |
| TRADEWEB EUROPE LIMITED | 2138001WXZQOPMPA3D50 | 1 Fore Street Avenue London United Kingdom EC2Y 9DT | 03/10/2012 | SG SA utilises this entity for execution related-services. |
| TW SEF LLC | 5493003NKIZWOQGS5U67 | 1177 Ave of Americas, Suite 3100, NEW YORK NY, USA 10036 | 10/02/2013 | SG SA utilises this entity for execution related-services. |
| VANTAGE CAPITAL MARKETS LLP | 2138007ZHUXSGBB53N72 | 70 St Mary Axe London United Kingdom EC3A 8BE | 6/23/2014 | SG SA utilises this entity for execution related-services. |
| WALLACHBETH CAPITAL, LLC | 549300R371KUKXEXC133 | Harborside Financial Center Plaza 5, 185 Hudson Street, Suite 1410 Jersey City USA NJ 07311 | 01/06/2010 | SG SA utilises this entity for execution related-services. |
| THE LINK ASSET AND SECURITIES COMPANY LIMITED | 21380041RFHPJWV7VH32 | 135 BISHOPSGATE; EC2M 3TP; LONDON; GB \| United Kingdom of Great Britain and Northern Ireland | 06/08/1998 | SG SA utilises this entity for execution related-services. |
| Tradition (Asia) Limited | 549300ER66BIX4KZD662 | 25th Floor; Entertainment Building; 30 Queen's Road Central; Central and Western District; HK \| Hong Kong | 12/31/1997 | SG SA utilises this entity for execution related-services. |
| MAKOR SECURITIES LONDON LTD | 549300IQTYC8XXQ6C338 | 30 Panton Street; SW1Y 4AJ; LONDON; GB-LND; GB \| United Kingdom of Great Britain and Northern Ireland | 10/24/2011 | SG SA utilises this entity for execution related-services. |

| | | | | |
|---|---|---|---|---|
| SG SECURITIES (HK) LIMITED | 549300X7ULDGXKFTX656 | Level 38; Three Pacific Place; 1 Queen's Road East; Wan Chai; HK \| Hong Kong | 02/06/1998 | SG SA utilises this entity for execution related-services. |
| GFI SECURITIES LLC | UPPK3261S5D7DR01JY66 | C/O CORPORATION SERVICE COMPANY; 80 STATE STREET; 12207-2543; ALBANY; US-NY; US \| United States of America | 09/07/2004 | SG SA utilises this entity for execution related-services. |
| NEX SEF LIMITED | 2138008LPQ92DIHKHY20 | LONDON FRUIT AND WOOL EXCHANGE; 1 DUVAL SQUARE; E1 6PW; LONDON; GB-LND; GB \| United Kingdom of Great Britain and Northern Ireland | 12/26/2017 | SG SA utilises this entity for execution related-services. |
| Tullett Prebon Money Brokerage (Korea) Ltd. | 988400JXAGWXF8N10P51 | 29, Eulji-ro, Jung-gu, Seoul; 6th Floor Douzone Eulji Tower; 4523; Seoul; KR-11; KR \| Korea (Republic of) | 06/02/2005 | SG SA utilises this entity for execution related-services. |
| VANTAGE CAPITAL MARKETS HK LIMITED | 549300CD7VYXUQLP3U85 | 25th Floor; 100QRC; 100 Queen's Road Central; 0; Central and Western District; HK \| Hong Kong | 11/07/2008 | SG SA utilises this entity for execution related-services. |
| BANK OF AMERICA NA | EQYXK86SF381Q21S3020 | TWO PARK PLACE; HATCH STREET; DUBLIN 2; D02 NP94; DUBLIN; IE-D; IE \| Ireland | 02/03/1993 | SG SA utilises this entity for execution related-services. |
| TFS DERIVATIVES LIMITED | 549300WXUYR1CMLDQF25 | BEAUFORT HOUSE; 15 ST. BOTOLPH STREET; EC3A 7QX; LONDON; GB-LND; GB \| United Kingdom of Great Britain and Northern Ireland | 02/09/2015 | SG SA utilises this entity for execution related-services. |
| MARKET SECURITIES (FRANCE) SA | 969500FWB6L4IMCWRO70 | 25 RUE BALZAC; 75008; PARIS 8; FR \| France | 09/27/2019 | SG SA utilises this entity for execution related-services. |
| OTCEX HONG KONG LIMITED | 254900L512BZ5BDTW614 | Sunlight Tower; Unit 1-3; 31/F; 248 Queen's Road East; Wan Chai; HK \| Hong Kong | 09/06/2010 | SG SA utilises this entity for execution related-services. |
| SUNRISE BROKERS LLC | 549300A1VKXI7EHI1O67 | C/O CORPORATION SERVICE COMPANY; 251 LITTLE FALLS DRIVE; 19808; WILMINGTON; US-DE; US \| United States of America | 06/29/2010 | SG SA utilises this entity for execution related-services. |



| Schedule B of FORM SBSE-A | |
|---|---|
| **Section II - Item 13B** | ***Business arrangements: list of custodians used by SG SA*** |

| Organization Name | UIC | Business address | Effective Date | Brief description of the nature of the execution, trading, custody, clearing or settlement arrangement |
|---|---|---|---|---|
| The Bank of New York Mellon | HPFHU0OQ28E4N0NFVK49 | 240 Greenwich Street, 10286, New York, US | 05/15/2022 | SG SA utilises this entity to custody SG SA's assets. |
| The Bank Of New York Mellon S.A./N.V. | MMYX0N4ZEZ13Z4XCG897 | 46 rue Montoyerstraat, B-1000, Brussels, Belgium | 07/29/2019 | SG SA utilises this entity to custody SG SA's assets. |
| J.P. Morgan Bank Luxembourg S.A. | 7W1GMC6J4KGLBBUSYP52 | 6 route de Treves L- 2633 Senningerberg, Grand Duchet du Luxembourg | 10/29/2018 | SG SA utilises this entity to custody SG SA's assets. |
| Clearstream Banking S.A. | 549300OL514RA0SXJJ44 | 42 J F Kennedy 1855 Luxembourg | 10/29/1988 | SG SA utilises this entity to custody SG SA's assets. |
| Euroclear Bank S.A. | 549300OZ46BRLZ8Y6F65 | 1 Boulevard du Roi Albert II, 1210 Brussels, Belgium | 12/07/1984 | SG SA utilises this entity to custody SG SA's assets. |

Societe Generale is a licensed French credit institution supervised by the Autorité de Contrôle Prudentiel et de Résolution, ("ACPR": 4 place de Budapest, CS 92459, 75436 Paris Cedex 09), controlled in France by the Autorité des Marchés Financiers ("AMF") and under the prudential supervision of the European Central Bank (ECB). Societe Generale is a French "Société Anonyme" (limited company), whose registered head office is located at 29 Boulevard Haussmann - 75009 PARIS (France), registered with the Paris Trade and Companies Registry under number 552 120 222.

**SOCIETE GENERALE**

| Schedule B of FORM SBSE-A | |
|---|---|
| **Section II – Item 13B** | ***Business Arrangements: List of Central Clearing Houses (Derivatives Clearing Organisation) used by SG SA*** |

| Organization Name | UIC | Business Address | Effective date | Brief description of the nature of the execution, trading, custody, clearing or settlement arrangement |
|---|---|---|---|---|
| ICE CLEAR CREDIT LLC | T33OE4AS4QXXS2TT7X50 | 1 North End Avenue New York, NY 10282 United States | 7/15/2011 | SG SA utilises this entity to centrally clear its transactions. |
| ICE CLEAR EUROPE LIMITED | 5R6J7JCQRIPQR1EEP713 | Milton Gate, 60 Chiswell Street, London, EC1Y 4SA | 4/30/2010 | SG SA utilises this entity to centrally clear its transactions. |
| LCH CLEARNET SA | R1IO4YJ0O79SMWVCHB58 | 18 rue du Quatre Septembre 75002 Paris, France | 03/29/2010 | SG SA utilises this entity to centrally clear its transactions. |

## SOCIETE GENERALE

| Schedule F of FORM SBSE-A | | |
|---|---|---|
| **Section II** | **Registration With Foreign Financial Regulatory Authorities** | |
| **Name of Foreign Financial Regulatory Authority** | **Foreign Registration No. (if any):** | **Name of Country** |
| The French financial markets regulator (AMF) | | France |
| The French prudential control and resolution authority (ACPR) | | France |
| Australian Prudential Regulation Authority (APRA) | | Australia |
| Australian Securities & Investments Commission (ASIC) | Australian Financial Services License Number 511956 | Australia |
| Austrian Financial Market Authority | Bank Identification Number 18150 and Commercial Register Number 173546s | Austria |
| National Bank of Belgium | | Belgium |
| Federal Financial Supervisory Authority - German BaFin | BaFin-ID 10108265 | Germany |
| Securities and Futures Commission (SFC) of Hong Kong | CE Reference No.: AAL252 | Hong Kong |
| Hong Kong Monetary Authority | AI Code 223856 | Hong Kong |
| Reserve Bank of India | Bom. 40 | India |
| Central Bank of Ireland | C24676 | Ireland |

| | | |
|---|---|---|
| Bank of Italy | Codice Meccanografico 3593 | Italy |
| Public authority responsible for regulating the Italian financial markets (CONSOB) | | Italy |
| Financial Services Agency (FSA) | Registration No.: Kanto Zaimu Kyokucyou (Toukin) No. 90 | Japan |
| Central bank of the Netherlands - De Nederlandsche Bank (DNB) | DNB Registration Number B0532 | Netherlands |
| Polish Financial Supervision Authority (PFSA) | KRS 0000099264 | Poland |
| Bank of Korea | | Republic of Korea |
| Monetary Authority of Singapore | A7852 | Singapore |
| The Spanish National Securities Market Commission | Código B.E. 108 | Spain |
| The Swedish Financial Supervisory Authority | FI Reference Number 11676 and Corporate Identification Number 516406-1052 | Sweden |
| Swiss Financial Market Supervisory Authority - FINMA | Registration No. CHE-105.273.103 | Switzerland |
| Financial Supervisory Commission (FSC) | Unified Code 12278156 | Taiwan |
| Banking Bureau | | Taiwan |
| Banking Regulatory and Supervisory Agency (BRSA) | Firm Registration at Istanbul Trade Registry Office 259493 | Turkey |
| Capital Markets Board of Turkey (CMB) | | Turkey |

| Dubai Financial Services Authority | F000416 | United Arab Emirates |
|---|---|---|
| Financial Conduct Authority | Firm Reference Number (FRN) 124866 | United Kingdom |
| Prudential Regulation Authority (PRA) | | United Kingdom |